BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 JUL 28 P 2:

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

05010037

FILE NO. 82-4750

July 22, 2005

BY AIR MAIL

SUPPL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of adjustment to the forecasts of (consolidated / non-consolidated) operating results for the interim period (dated June 13, 2005) and
- Notice of winding-up and liquidation of subsidiary (dated July 13, 2005).

Yours truly,

Hitoshi Sumiya

PROCESSED
JUL 29 2005
THOMSON FINANCIAL

Encl.
cc: Q.P. Corporation
The Bank of New York

(Translation)

June 13, 2005

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
(Code No. 2809; The first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager,
Division of Administration
TEL 03-3486-3331

Notice of adjustment to the forecasts of (consolidated / non-consolidated) operating results for the interim period

It is hereby notified that the forecasts of operating results of Q.P. Corporation (the "Company") for the interim period of the business term ending November 30, 2005 (from December 1, 2004 to November 30, 2005), as given at the time of publication of the financial statements on January 11, 2005, are adjusted as described below.

Adjustment to the forecasts of consolidated and non-consolidated operating results of the Company for the whole business term, which remains undecided at present, will be notified at the time of publication of the interim financial statements scheduled on July 11, 2005.

Description

1. Adjustment to the forecasts of operating results for the interim period (from December 1, 2004 to May 31, 2005):

(Consolidated basis)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	¥223,700 million	¥6,600 million	¥2,800 million
Adjusted forecast (B)	¥225,200 million	¥5,600 million	¥2,200 million
Amount of increase or decrease (B-A)	¥1,500 million	(-) ¥1,000 million	(-) ¥600 million
Rate of increase or decrease (%)	0.7%	(-) 15.2%	(-) 21.4%
(For reference) Operating results for the previous interim period (from December 1, 2003 to May 31, 2004)	¥205,789 million	¥8,209 million	¥3,478 million

(Non-consolidated basis)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	¥118,000 million	¥4,000 million	¥2,200 million
Adjusted forecast (B)	¥115,800 million	¥3,600 million	¥2,000 million
Amount of increase or decrease (B-A)	(-) ¥2,200 million	(-) ¥400 million	(-) ¥200 million
Rate of increase or decrease (%)	(-) 1.9%	(-) 10.0%	(-) 9.1%
(For reference) Operating results for the previous interim period (from December 1, 2003 to May 31, 2004)	¥117,345 million	¥4,913 million	¥2,679 million

2. Reason for the adjustment:

For the interim period under review, on a consolidated basis, net sales are expected to almost reach the same amount as the previously publicized forecast. However, the market of eggs, major raw materials for the Company, has remained high due to a delay in the recovery of the number of laying hens more than expected and furthermore, prices of vegetables, major raw materials for its delicatessen and salads, have increased sharply. Consequently, ordinary income and net income are expected to fall below the previously publicized forecasts, amounting to ¥5,600 million and ¥2,200 million, respectively.

On a non-consolidated basis, net sales are expected to almost reach the same amount as the previously publicized forecast. However, as the market of eggs has remained high, ordinary income and net income are expected to fall below the previously publicized forecasts, amounting to ¥3,600 million and ¥2,000 million, respectively.

The mayonnaise and dressing business has shown a relatively favorable result for the interim period under review. As a result of increased sales of dressings and the efficient use of sales promotion expenses, incomes of the business are expected to exceed the previous forecasts.

<For reference>

With regard to dividends for the business term ending November 30, 2005, the Company intends to pay ¥6.50 per share as both interim dividends and year-end dividends (¥13 per share per annum), as initially planned.

(Note) The above forecasts are prepared based on the information available as of the date hereof and assumptions about uncertain factors that may affect the operating results. Hence, actual results may differ from these projections due to a variety of factors.

- END -

File No. 82-4750

(Translation)

July 13, 2005

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
(Code No. 2809; The first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director and General Manager,
Division of Administration
TEL 03-3486-3331

Notice of winding-up and liquidation of subsidiary

It is hereby notified that Q.P. Corporation (the "Company") has adopted a resolution to wind up Aid Co., Ltd., a consolidated subsidiary of the Company as of September 30, 2004, which accordingly was wound up as of the same day and completed liquidation as of December 14, 2004.

The winding-up of Aid Co., Ltd. has had no significant effect on the operating results of the Q.P. Group.

Description

1. Background of the winding-up and liquidation:

Aid Co., Ltd., which was incorporated as a wholly owned subsidiary of the Company in August 1984, has coped with labor problems by taking advantage of its professional expertise in labor management and reduced costs in production peripheral business lines and labor-intensive operations, whereby attaining some positive results.

However, under the rapidly changing environments in recent years, the Q.P. Group has integrated office work and acceptance of orders through production consolidation and spin-offs, among other things, and consequently, Aid Co., Ltd. has received less orders for production on consignment and thus lost its edge gradually. Hence, the Company has determined that it will be more advantageous to the Q.P. Group generally to wind up Aid Co., Ltd.

2. Outline of Aid Co., Ltd. (as of September 30, 2004):

Location:	17-6, Shibuya 1-chome, Shibuya-ku, Tokyo
Representative:	Minoru Kawai, Representative Director

Capital:	¥10 million
Shareholder:	Q.P. Corporation (100%)
Total assets:	¥288 million

- END -